June 27, 2019

Jamie S. Miller
Senior Vice President and Chief Financial Officer
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210

       Re: General Electric Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed April 30, 2019
           File No. 001-00035

Dear Ms. Miller:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Financial Statements
Note 8. Goodwill & Other Intangible Assets, page 52

1. We note that your qualitative review of reporting units in the BHGE segment did not identify any reporting units that required an interim impairment test. However, your disclosure here and in Note 15 on page 60 discusses sustained declines in BHGE's share price, which remains below your current carrying value. Please tell us how you considered the factors outlined in ASC 350-20-35-3 in determining that no further impairment testing was necessary.
 Jamie S. Miller
General Electric Company
June 27, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Brian Cascio,
Accounting Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameJamie S. Miller                         Sincerely,
Comapany NameGeneral Electric Company
                                                          Division of
Corporation Finance
June 27, 2019 Page 2                                      Office of Electronics
and Machinery
FirstName LastName